Exhibit 99.4

CONSENT OF DIRECTOR NOMINEE

I consent to the use of my name as a Director Nominee in the Registration Statement, including in the section thereof entitled “The Merger Agreement—Board of Directors and Executive Officers of Talos After Completion of the Mergers,” filed by Talos Energy Inc. on Form S-4 and each related Prospectus and each further amendments or supplements thereto.

Dated: October 27, 2022

/s/ Richard Sherrill
Name: Richard Sherrill